

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



30 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Result Announcement dated 27 May 2005, Re: Third Quarterly Report for the financial period ended 31 March 2005 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27-05-2005 05:56:51 PM

Reference No LI-050527-6A2CA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 31-03-2005

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30-06-2005

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



LICB.xls LICB-A1.xls LICB-A2a.doc LICB-A2b.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2005	31-03-2004	31-03-2005	31-03-2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	953,470	914,466	3,013,691	2,561,173
2	Profit/(loss) before tax	68,083	397,035	433,932	462,902

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 MAY 2005

3	Profit/(loss) after tax and minority interest	48,714	237,758	342,532	270,579
4	Net profit/(loss) for the period	48,714	237,758	342,532	270,579
5	Basic earnings/(loss) per share (sen)	7.03	35.00	50.01	39.84
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	2.9000		2.4800	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2005 [dd/mm/yyyy] RM'000	31-03-2004 [dd/mm/yyyy] RM'000	31-03-2005 [dd/mm/yyyy] RM'000	31-03-2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	67,012	112,756	309,799	242,846
2	Gross interest income	6,447	8,458	18,145	24,317
3	Gross interest expense	35,197	34,721	107,763	114,155

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

27 MAY 2005



LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Third Quarter Ended

31 March 2005

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2005

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2005	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2004	CURRENT YEAR TO DATE 31/3/2005	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004
		RM'000	RM'000	RM'000	RM'000
Revenue		953,470	914,466	3,013,691	2,561,173
Operating expenses		(886,707)	(802,525)	(2,704,206)	(2,319,496)
Other operating income		249	815	314	1,169
Profit from operations		67,012	112,756	309,799	242,846
Finance costs		(35,197)	(34,721)	(107,763)	(114,155)
Share in results of associated companies		29,821	(4,064)	213,751	(4,712)
Income from other investments		6,447	8,458	18,145	24,317
Gain on disposal of brewery division		-	314,606	-	314,606
Profit before taxation		68,083	397,035	433,932	462,902
Taxation	17	(16,469)	(31,527)	(85,571)	(51,031)
Profit after taxation		51,614	365,508	348,361	411,871
Minority interests					
- Gain on disposal of brewery division		-	(127,700)	-	(127,700)
- Others		(2,900)	(50)	(5,829)	(13,592)
Net profit for the period		48,714	237,758	342,532	270,579
Earnings per share (sen):	25				
- Basic		7.03	35.00	50.01	39.84
- Fully diluted		7.02	-	49.93	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the third quarter ended 31 March 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		2,066,060	2,069,109
Investment property		-	109,315
Forest concessions		303,631	311,728
Plantation development expenditure		145,464	140,824
Property development projects		86,522	90,134
Investment in associated companies		520,803	354,177
Long-term investments		343,051	356,902
Deferred tax assets		33,457	33,457
Intangible assets		318,331	337,082
Current assets:			
- Inventories		1,050,277	811,845
- Short-term investments		50,451	32,839
- Property development projects		11,889	11,520
- Amount due by contract customers		823	1,014
- Trade receivables		491,303	420,242
- Other receivables		245,897	320,702
- Deposits, cash and bank balances		256,479	251,927
		2,107,119	1,850,089
Current liabilities:			
- Trade payables		395,284	292,657
- Other payables		397,206	507,903
- Amount due to contract customers		986	951
- Short-term borrowings	21	200,432	148,287
- Bonds and USD Debts	21	97,654	115,120
- Tax liabilities		19,841	36,866
		1,111,403	1,101,784
Net current assets		995,716	748,305
		4,813,035	4,551,033
Share capital		693,699	679,235
Reserves		1,634,123	1,343,966
Shareholders' funds		2,327,822	2,023,201
Minority interests		415,976	406,238
Long-term borrowings	21	1,543,039	1,518,349
Bonds and USD Debts	21	318,055	394,375
Deferred tax liabilities		145,075	107,443
Deferred payables		63,068	101,427
		4,813,035	4,551,033
Net tangible assets per share (RM)		2.90	2.48

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the third quarter ended 31 March 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
31 March 2005							
Balance at 1 July 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares	6	14,464	-	-	-	-	14,464
Amortisation for the period		-	-	(26,292)	-	-	(26,292)
Currency translation differences		-	-	-	(21,160)	-	(21,160)
Dividend paid for the financial year ended 30 June 2004	7	-	-	-	-	(4,923)	(4,923)
Net profit for the period		-	-	-	-	342,532	342,532
Balance at 31 March 2005		693,699	515,190	802,387	34,898	281,648	2,327,822
31 March 2004							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Reduction in revaluation reserve of investment property		-	-	-	(9,500)	-	(9,500)
Amortisation for the period		-	-	(29,202)	-	-	(29,202)
Currency translation differences		-	-	-	(3,548)	-	(3,548)
Dividend paid for the financial year ended 30 June 2003		-	-	-	-	(2,445)	(2,445)
Net profit for the period		-	-	-	-	270,579	270,579
Balance at 31 March 2004		679,235	515,190	930,247	104,024	(121,606)	2,107,090

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

Interim report for the third quarter ended 31 March 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004 RM'000
OPERATING ACTIVITIES			
Profit before taxation		433,932	462,902
Adjustments for:			
Non-cash items:			
- Gain on disposal of brewery division		-	(314,606)
- Others (mainly depreciation)		87,748	132,438
Non-operating items (mainly associates' results & finance costs)		(124,133)	94,549
Operating profit before changes in working capital		397,547	375,283
Changes in working capital:			
Net changes in current assets		(237,949)	(167,326)
Net changes in current liabilities		(29,085)	57,094
Others (mainly tax paid)		(36,804)	(44,394)
		93,709	220,657
INVESTING ACTIVITIES			
Net cash flow from disposal of brewery division		-	427,957
Deposits received from option to dispose of brewery operations		-	186,127
Proceeds from disposal of investment properties		103,432	173,459
Investment in an associated company		-	(226,742)
Deposits paid on proposed acquisition of the Parkson retail group		-	(152,782)
Proceeds from disposal of investments		11,064	18,501
Others (mainly purchase of property, plant and equipment)		(100,516)	(86,782)
		13,980	339,738
FINANCING ACTIVITIES			
Issue of shares		14,464	-
Dividend paid to shareholders	7	(4,923)	(2,445)
Capital distribution by a listed subsidiary company		-	(56,618)
Bank borrowings		(9,766)	(276,163)
Redemption/repayment of Bonds and USD Debts		(117,399)	(60,575)
Others (mainly interest paid)		(53,391)	(74,730)
		(171,015)	(470,531)
Net changes in cash & cash equivalents		(63,326)	89,864
Effects of exchange rate changes		-	-
Cash & cash equivalents at beginning of the period		197,125	284,382
Cash & cash equivalents at end of the period		133,799	374,246

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM679,235,465 to RM693,699,465 by the issuance of 14,464,000 new ordinary shares of RM1.00 each at an issue price of RM1.00 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM117 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM4.9 million in respect of the previous financial year ended 30 June 2004 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	2,540,887	(16,157)	2,524,730	265,949
Timber extraction and pulp and paper	270,844	-	270,844	34,516
Building materials	118,068	-	118,068	1,355
Property and construction	37,864	(2,099)	35,765	14,646
Others	64,284	-	64,284	(3,197)
	3,031,947	(18,256)	3,013,691	313,269
Unallocated costs				(3,470)
Profit from operations				309,799
Finance costs				(107,763)
Share in results of associated companies				213,751
Income from other investments				18,145
Profit before taxation				433,932

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the financial year-to-date except for the completion of:

a) the voluntary winding-up of Huangshi Heilen Pharmaceutical Co Ltd, a 60% owned subsidiary of Lion Biotech Pte Ltd, which is in turn a 51% owned subsidiary of the Company; and
b) the disposal of Lion Klang Parade Bhd, a wholly-owned subsidiary of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the nine months ended 31 March 2005, the Group's revenue and operating profit increased by 18% and 28% to RM3.0 billion and RM310 million respectively, due largely to the increased contribution of the Steel Division arising from the continued strong demand for hot briquetted iron.

Other operations, notably the Timber and Retailing businesses, also performed well and have contributed to the Group's earnings for the period under review.

14. Comparison with the preceding quarter's results

	Current Quarter 31/3/2005 RM'000	Previous Quarter 31/12/2004 RM'000
Net profit for the period ("Earnings")	48,714	62,637
Earnings per share (sen)	7.03	9.17

Following the full resumption of operations by the paper plant from its annual maintenance, our Timber Division has returned to its profitable position. The retail operations also contributed favourably to the Group's performance during the Chinese New Year festive season in the current quarter. The improvement in these two Divisions have to a certain extent mitigated the relatively weak market condition in the local steel industry. Coupled with the lower sales posted by our hot briquetted iron operation, a lower performance was reported by the Group.

15. Prospects

With the outlook for paper market remaining strong and the commencement of stocking-up for paper products, the performance of the Timber Division is expected to improve further in the next quarter.

For the retail business owned by our associated company, a seasonally lower performance is anticipated in the next quarter after enjoying impressive growth for the past two consecutive quarters due to festive season.

The difficult operating environment experienced by the local steel industry is expected to persist.

Taking into consideration the above scenario together with the aggressive marketing strategies and efforts to enhance its production efficiencies, the Group is expected to maintain its profitable position in the next quarter.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2005	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2004	CURRENT YEAR TO DATE 31/3/2005	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	2,553	5,950	19,777	13,527
- Overseas	-	321	-	6,291
- deferred tax	4,000	25,000	37,632	29,842
	6,553	31,271	57,409	49,660
In respect of prior years:				
- income tax	-	(42)	-	(42)
Associated companies	9,916	298	28,162	1,413
	16,469	31,527	85,571	51,031

The taxation charge of the Group for the current quarter and financial year-to-date reflect effective tax rates which are lower than the statutory tax rate due mainly to certain income that are not taxable.

18. Unquoted investments and/or properties

Other than as disclosed in Note 11, there were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	150,648
At book value	125,648
At market value	30,109

20. Status of corporate proposals

The status of corporate proposals of the Company's listed subsidiary, Lion Forest is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term	**Long-Term**	**Total**
	RM'000	RM'000	RM'000
Bank Borrowings			
Secured	179,819	1,540,705	1,720,524
Unsecured	20,613	2,334	22,947
	200,432	1,543,039	1,743,471
Bonds and USD Debts			
Secured	97,654	318,055	415,709
	298,086	1,861,094	2,159,180

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,272,762
- US Dollar	233,268	886,418
		2,159,180

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares in issue of 692.7 million and 684.9 million for the current quarter and financial year-to-date respectively (2004 : 679.2 million).

Fully diluted

The fully diluted EPS of 2005 is calculated by dividing the Group's net profit for the period by the weighted average number of ordinary shares of 694.2 million and 686.1 million for the current quarter and financial year-to-date respectively, after adjusting for the unissued ordinary shares granted to employees pursuant to the Company's ESOS.

The fully diluted EPS of 2004 is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's ESOS have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

Appendix 1

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Third Quarter Ended 31 March 2005

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received				
		Up to December 2004	Current Year (Jan-Dec 05)		Up to December 2004	Current Year (Jan - Dec 05)			
			Current Quarter	Year-To-Date		Actual Received in		Projected to Dec 05	Projected Full Year
						Current Qtr	YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre **	174.3	18.4	106.0	106.0	18.4	103.5	103.5	52.4	155.9
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-	45.4	45.4
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	9.7	9.7
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-	-	-
Total	541.3	52.3	106.0	106.0	52.3	103.5	103.5	107.5	211.0

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transaction completed during the quarter is the disposal of Lion Klang Parade Bhd:
- The gross and net divestment proceeds are RM106 million; and
- RM104 million of the proceeds have been received in the current quarter and the balance RM2 million is expected to be received in the next quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the joint venture company ("JV Co.") as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd ("**Hubei Zenith**") (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to Hubei Zenith.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.
2.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	Despite the Management of LICB Group's endeavour, this issue could not be resolved as at 11 March 2005.

Note : Lion Corporation Berhad acquired the Lion Industries Corporation Berhad shares, to which the abovecaptioned issues relate, pursuant to the Groupwide Debt and Corporate Restructuring Scheme involving Lion Corporation Berhad, Lion Industries Corporation Berhad, Silverstone Corporation Berhad and Amsteel Corporation Berhad which was implemented on 14 March 2003 ("GWRS"). Lion Corporation Berhad announced on 14 March 2005 that it did not suffer any loss as a result of the non-resolution of the above issues on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint venture companies of Lion Industries Corporation Berhad in the People's Republic of China.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC (PRIOR TO THE DISPOSAL OF THE JOINT-VENTURE COMPANIES TO LION DIVERSIFIED HOLDINGS BERHAD ON 1 JUNE 2004)

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%) *	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate for the transfer of the land has been issued and registered in the name of the JV Co. This issue is resolved.

* *As from 1 June 2004, this JV Co became the subsidiary of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interest in the company holding interest in the said JV Cos ("Disposed Company") to LDHB. The vendor of the Disposed Company had undertaken to the Securities Commission ("SC") that it shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*